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                                                                   EXHIBIT 1.2
                                PRESS RELEASE


                          INTERACTIVE NETWORK FILES
                       CHAPTER 11 REORGANIZATION PLAN


    Belmont CA, December 22, 1998. Bruce Bauer, Chief Executive Officer of Interactive Network, announced today that the Company had filed a plan of reorganization in its pending Chapter 11 bankruptcy proceeding that provides for payment to all the Company's creditors in full on their allowed claims, retention by shareholders of their shares in the Company, the conversion by the Company's principal secured creditors/investors (TCI, NBC, Motorola and Sprint) of approximately $39,000,000 in secured debt (including accrued interest) into approximately 7,800,000 shares of the Company's common stock, at a conversion price of $5 per share, and the release by those secured creditors of their liens on the Company's assets, including its patent portfolio.

    The Company expects its Chapter 11 plan to be confirmed in February 1999, shortly after which the Company will receive $10,000,000 in cash pursuant to a Settlement Agreement entered into in July 1998 with its secured creditors/investors who hold the Company's secured debt that is being converted into common stock. The Company estimates that approximately 70% of this $10,000,000 payment will be needed to pay the Company's unsecured creditors. The Company intends to contest certain claims of creditors, including the unsecured claim of the Company's former Chief Executive Officer, David Lockton, who is the Company's largest unsecured creditor.

    Mr. Bauer also announced that the California Superior Court in San Mateo County had entered an order at the Company's request, declaring David Lockton's call for a special shareholders' meeting to be held on December 30, 1998 ineffective and cancelled, and that it was in the best interests of shareholders to set a new meeting date of March 31, 1999 to elect directors. Shareholders of record on March 1, 1999 will be entitled to vote at the March 31, 1999 meeting. The Company is in the process of preparing current audited financial statements and expects to mail proxy material and an annual report to its shareholders in early March, 1999.

    In the meantime, once its Chapter 11 plan of reorganization is confirmed and its assets are released from the liens of its secured creditors, the Company expects to be able to move vigorously to exploit the value of its patent portfolio.